Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Successor		Predecessor
	Eight Months Ended January 31, 2012		Four Months Ended May 31, 2011		Years Ended January 31,
					2011		2010		2009		2008
Earnings:
Income (loss) before income taxes	$3,545		$(50,818)		$4,989		$(2,149)		$26,468		$13,259
Add: fixed charges	30,081		16,467		50,951		46,106		51,277		45,815

Total earnings (loss)	$33,626		$(34,351)		$55,940		$43,957		$77,745		$59,074

Fixed charges:
Interest expense	$29,889		$16,349		$50,605		$45,747		$50,933		$45,499
Rental expense interest factor	192		118		346		359		344		316

Total fixed charges (1)	$30,081		$16,467		$50,951		$46,106		$51,277		$45,815

Ratio of earnings to fixed charges	1.1	x	—	x	1.1	x	1.0	x	1.5	x	1.3	x

(1)	For the four months ended May 31, 2011, earnings were insufficient to cover fixed charges by approximately $50.8 million.